Flagstar Bancorp, Inc.	5151 Corporate Drive Troy, Michigan 48098-2639 Phone: (248) 312-2000 www.flagstar.com

June 30, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington D.C. 20549
Attn: Eric Envall, Esq.

Re:	Flagstar Bancorp, Inc.
Registration Statement on Form S-3
Request for Acceleration of the Effective Date
File No. 333-160193

Dear Mr. Envall:

On behalf of Flagstar Bancorp, Inc. (the “Company”), we respectfully request that the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), pursuant to delegated authority, accelerate the effective date of the above referenced registration statement (the “Registration Statement”) filed pursuant to the Securities Act of 1933, as amended (the “Act”), so that the Registration Statement pursuant to Section 8(a) of the Act will be declared effective at 10 a.m., Eastern Time, on Monday, July 6, 2009, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (248) 312-5070 if there are any questions relating to this matter.

Sincerely,

/s/ Matthew I. Roslin

Matthew I. Roslin
Executive Vice President and Chief Legal Officer